UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibits 1 is a waiver letter by and among DryShips Inc. (the "Company"), certain subsidiaries of the Company and Deutsche Shiffsbank, relating to the Company's $125 million loan facility, dated May 13, 2008, as amended, and $35 million loan facility, dated October 2, 2007, as amended (the "$35 Million Loan Facility").

Attached as Exhibit 2 is the first supplemental agreement, dated February 25, 2010, relating to the $35 Million Loan Facility.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: September 30, 2010	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

DryShips Inc. Att.: Ziad Nakhleh Trust Company Complex Ajeltake Road Ajeltake Island Majuro The Marshall Islands MH 96960	Anne Randewig International Loans Direct Line +49 40 37699 647 Telefax +49 40 37699 649 Anne.Randewig@commerzbank.com

22 September 2010

1.	$125 million loan facility between Deutsche Schiffsbank and Norwalk Star Owners and Ionian Traders Inc. dated May 13, 2008, as amended (The "Capri/Positano Loan Facility")
2.	$35 million loan facility between Deutsche Schiffsbank and Ioli Owning Company Limited dated October 2, 2007, as amended (the "Paros Loan Facility")

Re: Employment Requirement — Waiver Terms

Dear Ziad,

Reference is made to your e-mail dated 2nd September 2010 in connection with the request for a waiver in regard to Article 12.3.19 of the Capri/Positano Loan Facility and Article 12.2.19 of the Paros Loan Facility.

We, Deutsche Schiffsbank Aktiengesellschaft, (acting on behalf of the Majority Lenders) hereby confirm our approval to waive the Employment Requirement, as defined in the subject Loan Agreement subject to the fulfilment of one of the following conditions:

a)	A reduction of the current funding gap of USD 1.3 billion by USD 300 m until 31.10.2010

or

b)	Prepayments of the three following loans until 15.11.2010, prepayments to be applied against the next instalments:
➢	USD 125m - Capri & Positano - two next instalments (27.12.2010-25.03.2011) USD 6.5m + USD 2.25m (Borrower: Ionian Traders Inc. and Norwalk Star Owners Inc.)
➢	USD 35m - Clipper Gemini - four next instalments (10.01.2011-09.10.2011) USD 0,5m each (Borrower: IOLI Owning Company Ltd.)

Deutsche Schiffsbank Aktiengesellschaft
Domshof 17 D-28195 Bremen PO. Box 10 62 69 D-28062 Bremen Telephone +49 421 3609-0 Telefax +49 421 3609-326 SWIFT DESBDE22	Head Offices Bremen and Hamburg Commercial Register Local Court Bremen HRB 4062 Local Court Hamburg HRB 42653 VAT Reg. No. DE153094769	Chairman of the Supervisory Board Jochen Klosges Board of Managing Directors Werner Weimann (Speaker of the Board) Dr. Rainer Jakubowski Tobias Killer	Group

Page 2 to Waiver Employment Requirement

➢	USD 90m - Mystic - two next instalments (27.12.2010-28.06.2011) USD 3m each (Borrower: Dalian Star Owners Inc.)

A waiver fee of USD 15,000 per bank and facility (= USD 45,000) is applicable and payable on the 1st October 2010.

We would like to ask the Borrowers which have been mentioned in condition b) and the Guarantor DryShips Inc. to accept the condition by countersigning this letter.

Should you have any further questions, please do not hesitate to contact us.

Best regards,

Exhibit 2

DATED 25 FEBRUARY 2010

IOLI OWNING COMPANY LIMITED (as borrower)

-and-

DRYSHIPS INC. (as guarantor)

-and-

DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT (as lender)

FIRST SUPPLEMENTAL AGREEMENT TO SECURED LOAN FACILITY AGREEMENT DATED 2 OCTOBER 2007

STEPHENSON HARWOOD Piraeus Office Ariston Building 2 Filellinon Street and Akti Miaouli Piraeus 185 36 Greece Tel: +30 210 4295 160 Fax: +30 210 4295 166 Ref:F09.243

CONTENTS
Page

1	Interpretation	2
2	Conditions	2
3	Representations and Warranties	4
4	Amendments to Loan Agreement and the Guarantee	4
5	Confirmation and Undertaking	16
6	Notices, Law and Jurisdiction	16
Schedule 1 Effective Date Confirmation		17
Schedule 2 Form of Compliance Certificate		18

SUPPLEMENTAL AGREEMENT

Dated 25 February 2010

BETWEEN:

(1)
IOLI OWNING COMPANY LIMITED, a company incorporated under the laws of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Borrower"); and

(2)
DRYSHIPS INC., a company incorporated according to the law of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960; and

(3)	DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT acting through its office at 17, Domshof, 28195, Bremen, Federal Republic of Germany (the "Lender").

SUPPLEMENTAL TO a secured loan agreement dated 2 October 2007 (the "Loan Agreement") made between the Borrower and the Lender, on the terms and subject to the conditions of which the Lender agreed to advance to the Borrower an aggregate amount not exceeding the lesser of (i) seventy per cent (70%) of the Purchase Price and (ii) thirty five million Dollars ($35,000,000) in order to assist the Borrower to finance part of the Purchase Price of the Vessel.

WHEREAS:

(A)	(i) The Guarantor is currently in breach of clause 6.7 of the Guarantee and (ii) the Borrower is currently in breach of clause 10.4 (Additional security) of the Loan Agreement.

(B)
The Borrower and the Guarantor have requested that the Lender agrees to amend the requirements in clauses 10.4 (Additional security) of the Loan Agreement during the Waiver Period and add financial covenants to the Guarantor.

(C)
The Lender is willing to agree to all the foregoing subject to the terms and conditions set forth in this Supplemental Agreement, including, but not limited to, the amendments to be made to the Loan Agreement and the Guarantee in accordance with the terms and conditions contained herein.

IT IS AGREED THAT:

1	Interpretation

1.1	In this Supplemental Agreement:-

"Additional Security Documents" means the Account Pledge, the Mortgage Amendment and this Supplemental Agreement.

"Account Pledge" means the account pledge to be granted by the Borrower in favour of the Lender in respect of the Earnings Account.

"Earnings Account" means the bank account opened in the names of the Borrower with the Lender and designated "loll Owning Company Limited - Earnings Account".

"Effective Date" means the date on which the Lender confirms to the Borrower in writing substantially in the form set out in Schedule 1 that all of the conditions referred to in Clause 2.1 have been satisfied, which confirmation the Lender shall be under no obligation to give if an Event of Default shall have occurred.

"Mortgage Amendment" means the amendment to the Mortgage in favour of the Lender in such form and containing such terms and conditions as the Lender shall require, and "Mortgage Amendment" means any one of them.

"Security Parties" means all parties to this Supplemental Agreement other than the Lender and "Security Party" means any one of them.

"Waiver Period" means the period commencing on 1 January 2009 and expiring at midnight 31 December 2010.

1.2
All words and expressions defined in the Loan Agreement shall have the same meaning when used in this Supplemental Agreement unless the context otherwise requires, and clause 1.2 of the Loan Agreement shall apply to the interpretation of this Supplemental Agreement as if it were set out in full.

2	Conditions

2.1	As conditions for the agreement of the Lender to the requests specified in Recital (B) above and for the effectiveness of Clause 4, the Borrower shall deliver or cause to be delivered to or to the order of the Lender the following documents and evidence:

2.1.1
a certificate from a duly authorised officer of each of the Security Parties confirming that none of the documents delivered to the Lender pursuant to Schedule 1, Part I, 1 (a), (c), (d), (g) of the Loan Agreement have been amended or modified in any way since the date of their delivery to the Lender, or copies, certified by a duly authorised officer of the Security Party in question as true, complete, accurate and neither amended nor revoked, of any which have been amended or modified;

2.1.2
a copy, certified by a director or the secretary of the Security Party in question as true, complete and accurate and neither amended nor revoked, of a resolution of the directors each Security Party and a resolution of the shareholders of the Borrower (together, where appropriate, with signed waivers of notice of any directors' or shareholders' meetings) approving, and authorising or ratifying the execution of, this Supplemental Agreement and any document to be executed by that Security Party pursuant to this Supplemental Agreement;

2.1.3
a notarially attested and legalised power of attorney of each of the Security Parties under which this Supplemental Agreement and any documents required pursuant to it are to be executed by that Security Party;

2.1.4	a certificate of goodstanding in respect of each Security Party;

2.1.5
the Additional Security Documents, duly executed and, in the case of the Amendment Mortgage, registered against the Vessel with first priority, together with all other documents required by any of them, including, without limitation, all notices of assignment and/or charge and evidence that those notices will be duly acknowledged by the recipients.

2.1.6	a legal opinion, in draft form, of the legal advisers to the Lender in each relevant jurisdiction, substantially in the form or forms provided to the

Lender prior to signing this Agreement or confirmation satisfactory to the Lender that such an opinion will be given;

2.1.7	evidence of payment to the Lender of an amendment fee of forty six thousand Dollars ($46,000); and

2.1.8
evidence of payment to the Lender of the difference between the interest payable calculated on the basis of the Margin applicable during the Waiver Period (being 1.9% per annum) and the interest actually paid and calculated on the basis of the Margin applicable during all other times during the Facility Period (being 0.9% per annum) for the period commencing on 1 January 2009 and ending on the Effective Date.

2.2	All documents and evidence delivered to the Lender pursuant to this Clause shall:

2.2.1	be in form and substance acceptable to the Lender;

2.2.2	be accompanied, if required by the Lender, by translations into the English language, certified in a manner acceptable to the Lender; and

2.2.3	if required by the Lender, be certified, notarised, legalised or attested in a manner acceptable to the Lender.

3	Representations and Warranties

Each of the representations and warranties contained in clause 11 of the Loan Agreement shall be deemed repeated by the Borrower at the date of this Supplemental Agreement and at the Effective Date, by reference to the facts and circumstances then pertaining, as if references to the Finance Documents included this Supplemental Agreement.

4	Amendments to Loan Agreement and the Guarantee

With effect from the Effective Date:

4.1
the following additional definitions shall be added in clause 1.1 of the Loan Agreement, and the alphabetical and numerical order of the remaining definitions in such clause shall be amended accordingly:-

"'Additional Security Documents' means the Account Pledge, the Mortgage Amendment and this Supplemental Agreement.";

"'Account Pledge' means the account pledge to be granted by the Borrower in favour of the Lender in respect of each Earnings Account.";

"'Cash' means cash in hand which is not subject to any charge back or other Encumbrance and to which the Guarantor has free, immediate and direct access.";

"'Compliance Certificate' means a certificate substantially in the form set out in Schedule 3 (Form of Compliance Certificate).";

"'Debt Service' means the aggregate (as of the date of calculation) of all obligations of a member of the Group then outstanding for the payment or repayment of principal plus interest thereon plus bareboat charter obligations owed by a member of the Group to any third party, as stated in the financial statements then most recently required to be delivered pursuant to Clause 12.1.1.";

"'Drillships 1837/1838' means the drillship newbuildings currently under construction at the yard of the Drillships Builder with hull number 1837, scheduled for delivery on December 2010 and hull number 1838, scheduled for delivery on March 2011 and "Drillship 1837/1838" means either of them.";

"'Drillships 1865/1866' means the drillship newbuildings currently under construction at the yard of the Drillships Builder with hull number 1865, scheduled for delivery on June 2011 and hull number 1866, scheduled for delivery on September 2011 and "Drillship 1865/1866" means either of them.";

"'Drillships Builder' means Samsung Heavy Industries Co., Ltd. of the Republic of Korea.";

"Drillship Milestones' means the financing of the following instalments under the building contracts in relation to the Drillships 1837/1838:-

(a)
to be arranged on or before 15 February 2010 in relation to the fourth instalment under the relevant building contract in respect of hull number 1837 in the amount of $110,422,472 due on 15 February 2010;

(b)	to be arranged on or before 15 June 2010 in relation to the fourth instalment under the relevant building contract in respect of hull number 1838 in the amount of $110,422,472 due on 15 June 2010;

(c)
to be arranged on or before 15 September 2010 in relation to the fifth (delivery) instalment under the relevant building contract in respect of hull number 1837 in the amount of $291,881,013 due on 15 December 2010; and

(d)
to be arranged on or before 15 December 2010 in relation to the fifth (delivery) instalment under the relevant building contract in respect of hull number 1838 in the amount of $288,874,107 due on 15 March 2011.

Any of the above dates can be moved to a later date in accordance with any deferral of the relevant repayment instalments as may be agreed with the Drillships Builder PROVIDED THAT evidence of such agreement in form and substance acceptable to the Lender are provided to the Lender not later than three (3) Business Days prior to the dates when the relevant instalments are due.";

"Earnings Account' means the bank account opened in the names of the Borrower with the Lender and designated "Ioli Owning Company Limited Earnings Account".";

"'Employment Requirements' means in respect of each of the Drillships 1837/1838 an employment contract being in place not later than six (6) months prior to the delivery date of a Drillship 1837/1838, which covers fully that Drillship's 1837/1838 Debt Service of a period of duration of at least three (3) years.";

"'First Supplemental Agreement' means the first supplemental agreement entered or to be entered into by and between the Borrower, the Guarantor and the Lender."

"'Fleet Market Value' means the aggregate of the value of the Fleet Vessels based on the average of two valuations for each Fleet Vessel prima facie determined by a reputable, independent and first class firm of shipbrokers appointed by and reporting to the Lender on the basis of a charter-free sale for prompt delivery for cash at arm's length on normal commercial terms as between a willing seller and a willing buyer.";

"'Fleet Vessels' means any vessel (including, without limitation, any drill-ships owned or ordered by any member of the Group) from time to time owned more than fifty per cent (50%) by any member of the Group.";

"'Group' means the Borrower, the Guarantor and each of their direct or indirect Subsidiaries.";

"'Interest Coverage' means the earnings before interest, tax, depreciation and amortisation over interest expense calculated on a trailing basis.";

"'Market Adjusted Equity 12-atk,' means the interest bearing liabilities plus the shareholders' equity after shareholder's equity has been adjusted for market values.";

"'Minimum Liquidity' means the sum of cash and cash equivalents excluding restricted cash, as each such term is defined in the applicable financial statements for the Guarantor.";

"'Minimum Net Worth' means the charter free market value of total assets less total liabilities, as each such term is defined in the applicable financial statements for the Guarantor.";

"'Mortgage Amendment' means the amendment to the Mortgage in favour of the Lender in such form and containing such terms and conditions as the Lender shall require, and "Mortgage Amendment" means any one of them.";

"'New Investment' means any further investments or capital expenditure other than any Permitted Investments or the maintenance of the Fleet Vessels in the ordinary course of business, PROVIDED THAT:-

(a)	the equity portion of any such further investments has been raised from proceeds of equity offerings; and

(b)	the Guarantors maintains Cash in an amount not less than eighty million Dollars ($80,000,000); and

(c)	any such investments shall be made on normal arms' length terms and on terms consistent with the conditions applying in the applicable market at the relevant time.";

"'Operating Expenses' means expenses properly and reasonably incurred by a member of the Group in connection with the operation, employment, maintenance, repair and insurance of a Fleet Vessel.";

"'Permitted Investments' means the building contracts relating to the newbuilding vessels:-

(a)
the panamax bulk carriers m.v. "OLIVA" (ex hull number 1519A), delivered in August 2009 and registered under the flag of the Republic of Malta and m.v. "RAPALLO" (ex hull number 1518A), delivered in June 2009 and registered under the flag of the Republic of Malta ;

(b)	the Drillships 1865/1866; and

(c)	the Drillships 1837/1838 PROVIDED THAT evidence in form and substance satisfactory to the Lenders has been provided that (i) the Drillships Milestones and (ii) the Employment Requirements are met.";

"'Subsidiaries' means any company or entity directly or indirectly controlled by such person, and for this purpose "control" means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise and "Subsidiary" means any one of them.";

"'Waiver Period' means the period commencing on 1 January 2009 and expiring at midnight 31 December 2010.";

4.2	the definition of "Security Documents" set out in clause 1.1 of the Loan Agreement shall be amended so as to include the Additional Security Documents;

4.3	schedule 2 of this Supplemental Agreement shall be added to the Loan Agreement as Schedule 3 (Form of Compliance Certificate).

4.4	the definition of "Margin" set out in clause 1.1 of the Loan Agreement shall be deleted and replaced as follows:

"Margin" means:

(a)	one point nine per cent (1.9%) per annum during the Waiver Period; and

(b)	zero point nine per cent (0.9%) per annum at all other times during the Facility Period.

4.5	clause 10.4 of the Loan Agreement shall be deleted and replaced as follows:-

"10.4
Additional security If at any time the aggregate of the market value of the Vessel (such market value to be conclusively determined by a reputable, independent and first class firm of shipbrokers appointed by the Lender on the basis of a charter-free sale for prompt delivery for cash at arm's length on normal commercial terms as between a willing seller and a willing buyer) and the value of any additional security (such value to be the face amount of the deposit (in the case of cash), determined conclusively by appropriate advisers appointed by the Lender (in the case of other charged assets), and determined by the Lender in its discretion (in all other cases) for the time being provided to the Lender under this Clause 10.4 is less than (a) eighty three per cent (83%) of the Loan, during the Waiver Period, and (b) one hundred and twenty five per cent (125%) of the Loan, at all other times during the Facility Period, the Borrower shall, within thirty (30) days of the Lender's request, at the Borrower's option:

10.4.1	pay to the Lender or to its nominee a cash deposit in the amount of the shortfall to be secured in favour of the Lender as additional security for the payment of the Indebtedness; or

10.4.2	give to the Lender other additional security in amount and form acceptable to the Lender in its discretion; or

10.4.3
prepay the amount of the Indebtedness which will ensure that the aggregate of the market value of the Vessel (determined as stated above) and the value of any such additional security is not less than (a) eighty three per cent (83%) of the Loan, during the Waiver Period, and (b) one hundred and twenty five per cent (125%) of the Loan, at all other times during the Facility Period.

Clauses 5.3 (Reborrowing), 6.2 (Voluntary prepayment of Loan) and 6.4 (Restrictions) shall apply, mutatis mutandis, to any prepayment made under this Clause 10.4 and the value of any additional security provided shall be determined as stated above.";

4.6	clause 12.1.1 of the Loan Agreement shall be deleted and replaced as follows:-

"12.1.1
Financial statements  The Borrower shall procure that the Guarantor supplies to the Lender, as soon as the same become available, but in any event within one hundred and eighty (180) days after the end of each of its financial year, the Guarantor's audited consolidated financial statements for that financial year, together with a Compliance Certificate, signed by an authorised signatory of the Guarantor, setting out (in reasonable detail) computations as to compliance with Clause 12.4 (Financial covenants) as at the date at which those financial statements were drawn up, containing (amongst other things) the Guarantor's profit and loss account for, and balance sheet at the end of, each such financial year. ";

4.7	clause 12.3.10 of the Loan Agreement shall be deleted;

4.8	the following additional clause 12.4 (Financial covenants) shall be added to the Loan Agreement as follows:-

"12.4	Financial covenants The Borrower shall procure that at all times the Guarantor's financial condition, as evidenced by the most recent financial statements, shall be such that:

12.4.1	the Guarantor maintains Interest Coverage which exceeds 2:1 throughout the Facility Period; and

12.4.2	Minimum Net Worth is not lower than:-

(a)	one hundred million Dollars ($100,000,000) for the financial year ending 31 December 2009;

(b)
one hundred and fifty million Dollars ($150,000,000) plus the net quarterly profits of the Guarantor, as evidenced by the Guarantor's most recent financial statements supplied to the Lender pursuant to Clause 12.1.1 from 1 January 2010 and until the end of the Waiver Period; and

(c)	two hundred and twenty five million Dollars ($225,000,000) thereafter;

12.4.3	throughout the Facility Period the Guarantor maintains aggregate Minimum Liquidity in an amount in excess of thirty five million Dollars ($35,000,000); and

12.4.4	the Guarantor maintains a Market Adjusted Equity Ratio of:-

(a)	not lower than (i) fifteen per cent (15%) throughout the Waiver Period and (ii) forty per cent (40%) thereafter; or

(b)	not lower than five per cent (5%) PROVIDED THAT:-

(i)
the Lender, in its absolute discretion, determines that such fall in the Market Adjusted Equity Ratio has resulted from the reduction of the Fleet Market Value or the mark to market position of any swap or other derivative transactions entered into by the Borrower and other members of the Group; and

(ii)
the Lender recalculates the Market Adjusted Equity Ratio on the basis of the Fleet Market Value and the mark to market position of any swap or other derivative transactions entered into by the Borrower and other members of the Group as at 31 December 2008 to be fifteen per cent (15%).

The financial covenants contained in this Clause 12.4 shall be tested semi-annually on the basis of the annual or semi-annual financial statements provided under Clause 12.1.1 and Clause 12.1.3 respectively and shall be confirmed in the relevant Compliance Certificate. For the avoidance of doubt, the financial covenants test on December 31, 2010 shall be based on the financial covenants during the Waiver Period as stipulated in Clauses 12.1.1, 12.4.2 and 12.4.4.";

4.9	a new clause 12.2.19 shall be added in the Loan Agreement:-

"12.2.19
New Financial Indebtedness The Borrower shall procure that, during the Waiver Period, any Financial Indebtedness incurred by the Borrower or any member of the Group shall only be used (a) to prepay any Financial Indebtedness secured on any asset of the

Group and (b) in or towards financing any New Investment or any Permitted Investment PROVIDED THAT the equity contribution of the Borrower or that member of the Group (as applicable) in such New Investment or Permitted Investment is no less than thirty two point five per cent (32.5%) of the acquisition cost such New Investment or Permitted Investment.";

4.10	a new clause 12.2.20 shall be added in the Loan Agreement:-

"12.2.20
New investment The Borrower shall procure that, during the Waiver Period, the Guarantor or any other member of the Group does not enter into any further investments or capital expenditure other than any Permitted Investments or the maintenance of the Fleet Vessels or any New Investment.";

4.11	a new clause 12.2.21 shall be added in the Loan Agreement:-

"12.2.21
Shares The Borrower shall procure that, during the Waiver Period, Mr. George Economou does not divest any of his interests in any of the issued shares in the Guarantor which were held on 1 November 2009";

4.12	a new clause 12.2.22 shall be added in the Loan Agreement:-

"12.2.22	Disposal of assets The Borrower shall procure that the Guarantor does not spin-off or otherwise dispose of any of its assets unless:-

(a)	the Guarantor maintains Cash in an amount not less than eighty million Dollars ($80,000,000); and

(b)	such disposal or spin-off is conducted on arm's length basis on current market conditions; and

(c)
the Guarantor is released from all its obligations relating to the offshore business of the Group except the guarantee granted in favour of Deutsche Bank AG, relating to the pre-and post delivery financing of the Drillships 1865/1866; and

(d)
the Guarantor secures six (6) months prior to the delivery of each Drillship 1865/1866 an employment contract which covers fully each that Drillship's 1865/1866 Operating Expenses and Debt Service of a period of duration of at least two (2) years; and

(e)
the Guarantor uses its best endeavours to be released from its obligations under the guarantee granted in favour of Deutsche Bank AG, relating to the pre- and post delivery financing of the Drillships 1865/1866."

4.13	a new clause 12.2.23 shall be added in the Loan Agreement:-

"12.2.23
No dividends during Waiver Period  During the Waiver Period the Borrower shall not and shall procure that the Guarantor and any member of the Group shall not pay any dividends or make any other distribution to shareholders (including, but not limited to, any stock buyback). In respect of the payment of dividends relating to any disposal of assets or spin-off by the Guarantor Clause 12.2.22 (Disposal of Assets) shall apply.";

4.14	clause 6.7 of the Guarantee shall be deleted and replaced as follows:-

"6.7	The Guarantor covenants that, throughout the Facility Period its financial condition, as evidenced by the most recent financial statements, shall be such that:

6.7.1	the Guarantor maintains Interest Coverage which exceeds 2:1 throughout Facility Period; and

6.7.2	the Guarantor's Minimum Net Worth is not lower than:-

(a)	one hundred million Dollars ($100,000,000) for the financial year ending 31 December 2009;

(b)
one hundred and fifty million Dollars ($150,000,000) plus the net quarterly profits of the Guarantor, as evidenced by the Guarantor's most recent financial statements supplied to the Lender pursuant to Clause 6.4 from I January 2010 and until the end of the Waiver Period; and

(c)	two hundred and twenty five million Dollars ($225,000,000) thereafter;

6.7.3	throughout the Facility Period the Guarantor maintains aggregate Minimum Liquidity in an amount in excess of thirty five million Dollars ($35,000,000); and

6.7.4	the Guarantor maintains a Market Adjusted Equity Ratio of

(a)	not lower than (i) fifteen per cent (15%) throughout the Waiver Period and (ii) forty per cent (40%) thereafter; or

(b)	not lower than five per cent PROVIDED THAT:-

(i)
the Lender, in its absolute discretion, that such fall in the Market Adjusted Equity Ratio has resulted from the reduction of the Fleet Market Value or the mark-market position of any swap or other derivative transactions entered into by the Borrower and other members of the Group; and

(ii)
the Lender recalculates the Market Adjusted Equity Ratio on the basis of the Fleet Market Value and the mark-market position of any swap or other derivative transactions entered into by the Borrower and other members of the Group as at 31 December 2008 to be fifteen per cent (15%).

The financial covenants contained in this Clause 6.7 shall be tested annually on the basis of the annual financial statements provided under Clause 6.4. For the avoidance of doubt, the financial covenants test on December 31, 2010 shall be based on the financial covenants during the Waiver Period as stipulated in Clauses 6.7.1, 6.7.2 and 6.7.4. ";

4.15	a new clause 6.8 shall be added in the Guarantee:-

"6.8
New Financial Indebtedness The Guarantor shall procure that, during the Waiver Period, any Financial Indebtedness incurred by the Borrower or any member of the Group shall only be used (a) to prepay any Financial

Indebtedness secured on any asset of the Group and (b) in or towards financing any New Investment or any Permitted Investment.";

4.16	a new clause 6.9 shall be added in the Guarantee:-

"6.9
New Investment The Guarantor shall not and shall procure that, during the Waiver Period, any other member of the Group does not, enter into any further investments or capital expenditure other than any Permitted Investments or the maintenance of the Fleet Vessel or any New Investment.";

4.17	a new clause 6.10 shall be added in the Guarantee:-

"6.10 Shares The Guarantor shall procure that, during the Waiver Period, Mr. George Economou does not divest any of his interests in any of the issued shares which were held on 1 November 2009 in the Guarantor.";

4.18	a new clause 6.11 shall be added in the Guarantee:-

"6.11 Disposal of assets The Guarantor shall not, and shall procure that no member of the Group shall not, spin-off or otherwise dispose of any of its assets any unless:-

(a)	the Guarantor maintains Cash in an amount not less than eighty million Dollars ($80,000,000); and

(b)	such disposal or spin-off is conducted on arm's length basis on current market conditions; and

(c)
the Guarantor is released from all its obligations relating to the offshore business of the Group except the guarantee granted in favour of Deutsche Bank AG, relating to the pre- and post delivery financing of the Drillships 1865/1866; and

(d)
the Guarantor secures six (6) months prior to the delivery of each Drillship 1865/1866 an employment contract which covers fully each that Drillship's 1865/1866 Operating Expenses and Debt Service of a period of duration of at least two (2) years; and

(e)
the Guarantor uses its best endeavours to be released from its obligations under the guarantee granted in favour of Deutsche Bank AG, relating to the pre- and post delivery financing of the Drillships 1865/1866.";

4.19	a new clause 6.12 shall be added in the Guarantee:-

"6.12 No dividends during Waiver Period During the Waiver Period the Guarantor shall not and shall procure that any member of the Group shall not pay any dividends or make any other distribution to shareholders (including, but not limited to, any stock buyback). In respect of the payment of dividends relating to any disposal of assets or spin-off by the Guarantor Clauses 6.8, 6.9, 6.10 and 6.11 shall apply. ".

All other terms and conditions of the Loan Agreement and the Security Documents shall remain unaltered and in full force and effect.

5	Confirmation and Undertaking

5.1
Each of the Security Parties confirms that all of its respective obligations under or pursuant to each of the Security Documents to which it is a party remain in full force and effect, despite the amendments to the Loan Agreement made in this Supplemental Agreement, as if all references in any of the Security Documents to the Loan Agreement were references to the Loan Agreement as amended and supplemented by this Supplemental Agreement.

5.2
The definition of any term defined in any of the Security Documents shall, to the extent necessary, be modified to reflect the amendments to the Loan Agreement made in or pursuant to this Supplemental Agreement.

6	Notices, Law and Jurisdiction

The provisions of clauses 18 and 22 of the Loan Agreement shall apply to this Supplemental Agreement as if they were set out in full and as if references to the Loan Agreement were references to this Supplemental Agreement and references to the Borrower were references to the Security Parties.

Schedule 1

Effective Date Confirmation

To:	IOLI OWNING COMPANY LIMITED
Trust Company Complex
Ajeltake Road
Ajeltake Island
Majuro
Marshall Islands MH 96960

We, DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT, refer to the supplemental agreement dated                              2010 (the "Supplemental Agreement") relating to a secured loan agreement dated 2 October 2007 (the "Loan Agreement") made between you as the Borrower and ourselves as the Lender in respect of a loan to you from us of up to $35,000,000.

We hereby confirm that all conditions precedent referred to in Clause 2.1 of the Supplemental Agreement have been satisfied. In accordance with Clauses 1.1 and 4 of the Supplemental Agreement the Effective Date is the date of this confirmation and the amendments to the Loan Agreement are now effective.

Dated:                                             20

Signed:
For and on behalf of

DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT

Schedule 2

Form of Compliance Certificate

To:	DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT

From:	DRYSHIPS INC.

Dated:

Dear Sirs
Ioli Owning Company Limited — $35,000,000 Loan Agreement dated 2 October 2007 (the "Agreement")

We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

We confirm that:

1	the Guarantor maintains Interest Coverage which exceeds 2:1; and

2
Minimum Net Worth is not lower than [one hundred million Dollars ($100,000,000) for the financial year ending 31 December 2009] [one hundred and fifty million Dollars ($150,000,000) plus the net quarterly profits of the Guarantor, as evidenced by the Guarantor's most recent financial statements supplied to the Lender pursuant to Clause 12.1.1 from 1 January 2010 and until the end of the Waiver Period]; and

3	throughout the Facility Period the Guarantor maintains aggregate Minimum Liquidity in an amount in excess of thirty five million Dollars ($35,000,000); and

4	the Guarantor maintains a Market Adjusted Equity Ratio of [ ]; or

We confirm that no Default is continuing.

Signed:
	Director	Director
	Of	Of
	DRYSHIPS INC.	DRYSHIPS INC.

SIGNED and DELIVERED as
a DEED by
IOLI OWNING COMPANY LIMITED
acting by
Eugenia Papapontikou
its duly authorised attorney-in-fact
in the presence of:
Constantinos Karachalios

STEPHENSON HARWOOD
ARISTON BUILDING
FILELLINON STR. & AKTI MIAOULI
PIRAEUS 185 36
VAT. NO. 998711156
TEL 210 42 95 160

SIGNED and DELIVERED as
a DEED by
DRYSHIPS INC.
actng by
Eugenia Papapontikou
its duly authorised attorney-in-fact
in the presence of:
Constantinos Karachalios

STEPHENSON HARWOOD
ARISTON BUILDING
FILELLINON STR. & AKTI MIAOULI
PIRAEUS 185 36
VAT. NO. 998711156
TEL 210 42 95 160

SIGNED and DELIVERED as
a DEED by
DEUTSCHE SCHIFFSBANK
AKTIENGESELLSCHAFT
acting by
Christodoulos Vartzis
its duly authorised attorney-in-fact
in the presence of:
Constantinos Karachalios

STEPHENSON HARWOOD
ARISTON BUILDING
FILELLINON STR. & AKTI MIAOULI
PIRAEUS 185 36
VAT. NO. 998711156
TEL 210 42 95 160

SK 23113 0009 1135206